BAOZUN INC.

May 18, 2015

VIA EDGAR

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Jennifer Thompson, Accounting Branch Chief

Lisa Sellars, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Baozun Inc.
Registration Statement on Form F-1 (File No. 333-203477)
Registration Statement on Form 8-A (File No. 001-37385)

Dear Ms. Ransom, Ms. López, Ms. Thompson and Ms. Sellars:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Baozun Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at 4:30 p.m., Eastern Standard Time on May 20, 2015, or as soon thereafter as practicable.

The Company also request that the Registration Statement on Form 8-A, as amended, under the Securities Exchange Act of 1933, as amended, covering the American depositary shares representing Class A ordinary shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective immediately following the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Latham & Watkins LLP.

The Company understands that Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Baozun Inc.

By:	/s/ Vincent Wenbin Qiu
Name:	Vincent Wenbin Qiu
Title:	Director and Chief Executive Officer

[Signature Page to Acceleration Request]